Mail Stop 3561


									October 11, 2005
Via U.S. Mail and Fax c/o Kevin Leung, Esq. (310-208-1154)
Mr. Yau-Sing Tang
President and Chief Financial Officer
China Cable and Communications, Inc.
22 Bei Xin Cun Hou Street, Xiang Shan, Haidian District
Beijing 100093, the People`s Republic of China

	RE:	China Cable and Communications, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed May 16, 2005


Dear Mr. Yau-Sing Tang:

      We have reviewed your supplemental response letter dated
August
24, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated June 10, 1005, we have limited our review to only the issues addressed in our letter and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

	Form 10-KSB for the fiscal year ended December 31, 2004

Basis of Consolidation, page F-9

1. We note your response to our prior comment # 2. We also note under Item 7.3 of your Joint Venture agreement that a number of resolutions must be passed unanimously by the board of directors. Please refer to Item 7.3 and tell us why you believe that resolution numbers 3, 4, 5 and 7 should be considered protective rights under EITF 96-16.

2. We note that as a result of the amendment to the Joint Venture agreement in 2003 you now can appoint 5 out of the 9 members of the board of directors. However, we also note in Chapter 8 of the
Joint
Venture Agreement that the Joint Venture should establish a joint managerial institution to be responsible for its daily operation and
management.   We also note that a General Manager proposed by
Party A
shall be in charge of the joint managerial institution.  Since
Party
A is in charge of the Joint Venture`s daily operations, it is unclear to us how you concluded that you should control the Joint Venture. Please revise or advise in detail.

Form 10-Q for the period ended June 30, 2005

Consolidated Statement of Operations and Comprehensive Income, page 4

3. It is unclear to us why you did not classify your provision for bad debts below your loss from operations. Please revise or advise.



*    *    *    *

      Please respond to this comment within 10 business days or
tell
us when you will provide us with a response. Please file your response on EDGAR. You may contact Bob Carroll, Staff Accountant, at
(202) 551-3362 or Carlos Pacho, Senior Assistant Chief Accountant,
at
(202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3810 if you have any other questions.

							Sincerely,

							/s/ Kyle Moffatt for

							Larry Spirgel
							Assistant Director


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Mr. Yau-Sing Tang
China Cable and Communications
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE